EXHIBIT 13

FORM 10-Q

                         PART 1 - FINANCIAL INFORMATION

Item 1.  Financial Statements


                       CANTERBURY CORPORATE SERVICES, INC.

                           CONSOLIDATED BALANCE SHEET

ASSETS
                                                  May 31,
                                                   1996          November 30,
                                                (Unaudited)          1995
                                                -----------       -----------

Current Assets:
  Cash                                          $   879,423       $ 1,471,702
    Accounts receivable net of
       allowance for doubtful accounts
       of $2,452,000 and $2,276,000               6,735,383         5,281,731
  Notes receivable                                  123,486           531,072
    Prepaid expenses and
      other assets                                1,099,407           782,136
  Refundable income taxes                           194,521           326,000
  Deferred income tax benefit                       926,155           794,676
                                                -----------       -----------

      Total Current Assets                        9,958,375         9,187,317



  Property and equipment
      at cost, net of accumulated
      depreciation and amortization
      of $7,213,000 and $7,015,000                3,980,740         3,756,242
  Goodwill net of accumulated amortization
      of $973,000 and $886,000                    9,128,401         9,440,645
  Note receivable                                 3,994,328         4,028,921
  Other assets                                      546,653           414,484
                                                -----------       -----------


      Total Assets                              $27,608,497       $26,827,609
                                                ===========       ===========




                             See Accompanying Notes

FORM 10-Q

                       CANTERBURY CORPORATE SERVICES, INC.
                           CONSOLIDATED BALANCE SHEET

LIABILITIES AND SHAREHOLDERS' EQUITY

                                           May 31,
                                            1996        November 30,
                                         (Unaudited)        1995
                                        ------------    ------------
Current Liabilities:
 Accounts payable - Trade               $    816,472    $    697,768
 Accrued expenses                          1,033,075       1,369,169
 Income taxes payable                        716,000         132,000
 Unearned tuition income                   1,106,176       1,186,886
 Current portion, long-term
  debt                                     2,295,314       2,837,279
                                        ------------    ------------

  Total Current Liabilities                5,967,037       6,223,102

 Long-term debt                            5,812,164       6,572,701

 Deferred income tax liability               644,000         919,000


Shareholders' Equity:
 Convertible preferred stock, no par
  value, authorized 1,600,000 shares,
  at aggregate liquidation preference
 Class A, 12.5%, 100,000 shares
  issued and outstanding                        --            93,482
 Class B, 8%, 37,000 shares
  issued and outstanding                        --            35,000
 Class C, 10%, 180,000,
  shares issued and outstanding                 --           130,006

 Common stock, $.001 par value,
  50,000,000 shares authorized;
  14,546,509 and 13,060,000
  issued outstanding                          14,546          13,060

 Additional paid in capital               14,342,471      12,915,730

 Retained earnings                           984,714          68,963
 Treasury stock                             (156,435)       (143,435)
                                        ------------    ------------
  Total Shareholders' Equity              15,185,296      13,112,806
                                        ------------    ------------


  Total Liabilities and
    Shareholders' Equity                $ 27,608,497    $ 26,827,609
                                        ============    ============


                             See Accompanying Notes

FORM 10-Q

                       CANTERBURY CORPORATE SERVICES, INC.
                        CONSOLIDATED STATEMENTS OF INCOME

The following Consolidated Statements of Income for the three-month and six-month periods ended May 31, 1996, and May 31, 1995, are unaudited, but the Company believes that all adjustments (which consist only of normal recurring accruals) necessary for a fair presentation of the results of operations for the respective periods have been included. Quarterly results of operations are not necessarily indicative of results for the full year.

                                   Three months ended              Six months ended
                                         May 31,                        May 31,
                             -----------------------------   -----------------------------
                                       (Unaudited)                    (Unaudited)
                                   1996           1995            1996            1995
                                   ----           ----            ----            ----

Net revenues                  $  7,820,698    $  8,169,850    $ 14,173,309    $ 13,910,512
Costs and expenses               4,934,756       4,765,269       8,183,445       7,673,447
                              ------------    ------------    ------------    ------------
Gross profit                     2,885,942       3,404,581       5,989,864       6,237,065

Selling                            579,511         431,850       1,024,648         831,887
General and
 administrative                  1,795,542       1,590,860       3,073,932       3,078,738
Provision for
 doubtful accounts                  88,026          56,499         176,312         105,898
                              ------------    ------------    ------------    ------------

Total operating expenses         2,463,079       2,079,209       4,274,892       4,016,523

Other (income)/expenses
 Interest income                   (65,593)        (27,246)       (139,637)        (29,879)
 Interest expense                  171,748         226,720         367,973         469,609
 Other                              (3,112)        (26,554)        (15,294)        (45,792)
                              ------------    ------------    ------------    ------------

Income before provision for
 income taxes and
 discontinue operation             319,820       1,152,452       1,501,930       1,826,604

Provision for income taxes         135,000         447,278         584,000         694,175
                              ------------    ------------    ------------    ------------
Income from continuing
 operations                        184,820         705,174         917,930       1,132,429

Discontinued operation
  Income from discontinued
  operation less applicable
  income taxes of
  $93,722 and $161,907                --           152,914            --           262,399
                              ------------    ------------    ------------    ------------
Net income                    $    184,820    $    858,088    $    917,930    $  1,394,828
                              ============    ============    ============    ============

Net income per common
 share and common share
 equivalents:
 Primary:
   Income from continuing
     operations                        .01             .06             .07             .10
   Discontinued operation             --               .01            --               .02
                              ------------    ------------    ------------    ------------
   Net income per share       $        .01    $        .07    $        .07    $        .12
                              ============    ============    ============    ============
 Fully diluted:
   Income from continuing
     operations                       --               .06            --               .09
   Discontinued operation             --               .01            --               .02
                              ------------    ------------    ------------    ------------
   Net income per share       $       --      $        .07    $       --      $        .11
                              ============    ============    ============    ============

Common and common
 share equivalents
 (weighted average):
 Primary                        14,360,600      12,378,000      13,944,100      12,077,000
                              ============    ============    ============    ============
 Fully diluted                        --        13,064,000            --        12,763,000
                              ============    ============    ============    ============


                             See Accompanying Notes

FORM 10-Q

                       CANTERBURY CORPORATE SERVICES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE SIX MONTHS ENDED MAY 31, 1996 AND May 31, 1995



                                              May 31,         May 31,
                                               1996            1995
                                           ------------    ------------

Cash flows from operating activities:
    Cash received from
       customers                           $ 12,638,947    $ 13,143,050
    Cash paid to suppliers and
       employees                            (12,631,862)    (12,033,882)
    Interest received                           139,637          29,916
    Interest paid                              (367,973)       (469,811)
                                           ------------    ------------

    Net cash provided by/(used in)
       operating activities                $   (221,251)   $    669,273

Cash flows from investing activities:
    Capital expenditures                       (665,265)       (452,445)
    Collection on notes receivable              442,179            --
                                           ------------    ------------

       Net cash used in
         investing activities                  (223,086)       (452,445)

Cash flows from financing activities:
    Principal payments on long-term debt       (313,645)        (67,315)
    Proceeds from revolving
      credit facility                           100,000            --
    Repayment of revolving
       credit facility                         (389,000)       (500,000)
    Proceeds from long term debt                337,643         352,773
    Proceeds from exercise of stock
       options and warrants                      11,150          26,250
    Repayment on term loan                   (1,037,500)           --
    Payment of dividends on
       preferred stock                           (7,376)        (15,968)
    Purchase of treasury stock                  (13,000)        (61,905)
    Proceeds from issuance of
       common stock, net                      1,163,786         688,681
                                           ------------    ------------

       Net cash provided by/(used in)
         financing activities                  (147,942)        422,516
       Net cash provided by
         discontinued operation                    --            26,454

       Net increase/(decrease) in cash         (592,279)        665,798

       Cash at beginning of period            1,471,702       1,384,030
                                           ------------    ------------

       Cash at end of period               $    879,423    $  2,049,828
                                           ============    ============


                             See Accompanying Notes

FORM 10-Q

                       CANTERBURY CORPORATE SERVICES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE SIX MONTHS ENDED MAY 31, 1996 AND MAY 31, 1995


                                                 May 31,       May 31,
                                                  1996          1995
                                              -----------    -----------

Reconciliation of net income to net
cash provided by operating activities:

Net income                                    $   917,930    $ 1,132,429
Adjustments to reconcile
    to net cash provided by operating
    activities:
    Depreciation and amortization                 753,011        650,562
    Provision for doubtful accounts               176,312        105,898
    Deferred income taxes benefit                (406,479)       455,000

Change in operating assets and liabilities:
    Increase in accounts receivable            (1,629,964)      (421,688)
    Increase in prepaid expenses and
       refundable income taxes                   (185,792)      (246,830)
    Increase in other assets                     (132,169)       (69,364)
    Increase/(decrease) in
       accounts payable                           118,704       (311,218)
    Decrease in accrued expenses                 (336,094)      (537,147)
    Decrease in unearned
       tuition income                             (80,710)      (330,174)
    Increase in income
     taxes payable                                584,000        241,805
                                              -----------    -----------

       Total adjustments                       (1,139,181)      (463,156)
                                              -----------    -----------

Net cash provided by/(used in)
    operating activities                      $  (221,251)   $   669,273
                                              ===========    ===========


                             See Accompanying Notes

FORM 10-Q

                       CANTERBURY CORPORATE SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. Summary of Significant Accounting Policies

    Principles of Consolidation

    The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All material intercompany transactions have been eliminated.

    Basis of Financial Statement Presentation and Material Uncertainty

    On November 30, 1993 the Company issued 1,029,000 of its common shares to the shareholders of Landscape Maintenance Services, Inc. in a business combination accounted for as a pooling of interests. During 1994, the Company instituted suit against the former Landscape Maintenance shareholders, alleging misrepresentations and the omission of material facts (e.g. undisclosed liabilities) thereby breaching the agreement to merge the Company and Landscape Maintenance (the Acquisition Agreement). The Company seeks, among other remedies, an adjustment to the number of shares issued, payment of certain previously undisclosed liabilities and unspecified damages or the rescission of the Acquisition Agreement.

    The accompanying consolidated financial statements include Landscape Maintenance for all periods presented under the pooling of interests method of accounting for business combinations. Because the outcome of this litigation is uncertain, the number of shares issued in the business combination or adjustment of the accounting for the business combination and its effects on the consolidated financial statements cannot be determined at this time.

    The rescission of the Acquisition Agreement would result in a change in reporting entity which would require restatement of the consolidated financial statements for all periods presented, to eliminate the results of operations, cash flows and financial position of Landscape Maintenance, currently included under the pooling of interests method of accounting.

    Landscape Maintenance represents the business maintenance services segment of the Company. See Note 3 for selected financial information regarding this segment.

    Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at May 31, 1996, and revenues and expenses for the six months ended May 31, 1996. The ultimate outcome and actual results could differ from the estimates and assumptions used.

    Revenue Recognition

    The Company's computer software training segment records revenue at the time an individual attends the training class.

FORM 10-Q
                       CANTERBURY CORPORATE SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (continued)

    The Company's management training segment records revenue based on performance of seminars to its clients.

    The Company's vocational training segment records tuition revenues ratably over the term of the courses which run for approximately two to eight weeks. Receivables for students' tuition are recorded as of the students' first day of class attendance. Unearned tuition income represents revenue to be recognized over the term of the courses.

    The Company's business maintenance services segment records revenues on a pro rata basis over the contract term (typically three to nine months).

    Statement of Cash Flows

    For purposes of the Statement of Cash Flows, cash refers solely to demand deposits with banks and cash on hand.

    Depreciation and Amortization

    The Company depreciates and amortizes its property and equipment for financial statement purposes using the straight-line method over the estimated useful lives of the property and equipment (useful lives of leases or lives of leasehold improvements and leased property under capital leases, whichever is shorter). For income tax purposes, the Company uses accelerated methods of depreciation.

    Amortization of Intangible Assets

    Goodwill is being amortized over twenty-five years using the straight-line method.

    Deferred Income Taxes

    Deferred income taxes are determined utilizing the liability method prescribed by FAS 109. This method gives consideration to the future tax consequences associated with the differences between financial accounting and tax bases of assets and liabilities.

    Earnings Per Share

    Earnings per share is computed using the weighted average common shares outstanding during the year and includes the dilutive effect of common stock equivalents (options). Fully diluted earnings per share for 1995 is based on the assumed conversion of preferred stock.

    Accounting Changes

    In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 123, "Accounting for Stock-Based Compensation." SFAS 123, which is required to be adopted by January 1, 1996, establishes financial accounting and reporting standards for stock-based employee compensation plans, and establishes accounting standards for issuance of equity instruments to acquire goods and services from non-employees.

FORM 10-Q

                       CANTERBURY CORPORATE SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (continued)

    In March 1995, the FASB issued SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 121, which is required to be adopted by January 1, 1996, establishes accounting standards for the impairment of long-lived assets and certain intangible assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of.

    The Company does not expect that adoption of SFAS 121 and 123 will have a material effect on its consolidated financial position, consolidated statement of income, or liquidity.


2.  Segment Reporting

    The Company is organized into four operating segments: computer software training, management training, vocational training and business maintenance services.

    The computer software training segment trains corporate workers and managers as an authorized training center for Microsoft, Lotus, Borland, WordPerfect, Aldus and Apple on DOS, Windows and Macintosh platforms.

    The management training segment conducts corporate seminars in management and team development, selling and negotiating, interpersonal communication, executive development and organizational problem solving.

    The Company's vocational training segment develops, markets and teaches courses that focus upon job-related skills in vocations such as word processing specialist, computer operator, tractor trailer driver, bartender, phlebotomy technician and electrocardiography technician. Its clients are individuals who wish to seek employment, corporations who need to hire these individuals, as well as other corporations that hire Canterbury on a direct basis to train its existing employees.

    The business maintenance services segment specializes in corporate landscape maintenance and design.

    Selected financial information for each segment, which includes an allocation of corporate expenses, is as follows:


                                                               Income                                         Depreciation
                                                               Before                        Capital               &
Six Months Ended 5/31/96                      Revenues         Taxes          Assets       Expenditures       Amortization
- ---------------------------------------------------------------------------------------------------------------------------

Computer Software Training                  $ 5,782,715     $  551,025     $ 2,925,020       $  273,579       $   215,238

Management Training                             798,399        349,953         287,851             -                  577

Vocational Training/Corporate                 1,026,835         (2,472)     20,434,998             -              274,263

Business Maintenance Services                 6,565,360        603,424       3,960,628          391,686           262,933
                                            -----------     ----------     -----------       ----------       -----------
                                            $14,173,309     $1,501,930     $27,608,497       $  665,265       $   753,011
                                            ===========     ==========     ===========       ==========       ===========

FORM 10-Q

                       CANTERBURY CORPORATE SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (continued)

                                                               Income                                         Depreciation
                                                               Before                        Capital               &
Six Months Ended 5/31/95                      Revenues         Taxes          Assets       Expenditures       Amortization
- ---------------------------------------------------------------------------------------------------------------------------

Computer Software Training                  $ 5,940,183     $  749,207     $ 3,729,321       $  303,015       $   191,075

Management Training                             662,938         83,305         443,037             -                  192

Vocational Training/Corporate                 2,366,568      1,134,086      18,290,182           13,036           217,480

Business Maintenance Services                 4,940,824       (139,994)      4,043,443          136,394           241,815
                                            -----------     -----------    -----------       ----------       -----------
                                            $13,910,513     $1,826,604     $26,505,983       $  452,445       $   650,562
                                            ===========     ===========    ===========       ==========       ===========


3.  Discontinued Operation

    On November 30, 1995 the Company sold Star Label Products, Inc. and its wholly owned subsidiary, Smartwork Graphics, which comprised the specialty printing segment. Star Label was sold to its former owner. The proceeds of the sale consisted of both cash and notes receivable amounting to $4,000,000. Also the Company issued to the buyer an aggregate of 350,000 options to purchase the common stock of Canterbury Corporate Services, Inc. at an exercise price of $2.00 per share (bid price at date of grant). The said options expire on November 9, 2000. In the opinion of management, the value assigned to these options, if any, is not significant.

    The results of operations and the gain on the sale of this segment has been reported as a discontinued operation and the financial statements for the six months ended May 31, 1995 have been restated to reflect the discontinuation of the specialty printing segment.

    The gain on sale of the discontinued operation for the year ended November 30, 1995 was $1,493,545 net of taxes of $1,309,922.

    The following is a summary of the results of operations of the Company's specialty printing segment:

                                     Six Months ended
                                       May 31, 1995
                                       ------------

Revenue                                $ 1,611,927
Income from operations
  (net of taxes of $161,907)               262,399


Cost and expenses for this discontinued segment include approximately $233,000 representing allocated costs from corporate for the six months ended May 31, 1995.

The net assets of discontinued operation were as follows:

                                         May 31, 1995
                                         ------------

Current Assets                           $   905,027
Current liabilities                         (459,912)
Property, plant and equipment, net           794,182
Other, net                                    86,916
                                          ----------
Total                                     $1,326,213
                                          ==========

FORM 10-Q

                       CANTERBURY CORPORATE SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (continued)

4.  Property and equipment

             Property and equipment consists of the following:


                                                  May 31,         November 30,
                                                   1996               1995
                                              ------------        ------------

    Land                                      $    725,910        $    785,910
    Buildings and improvements                        --               680,171
    Equipment                                    8,047,453           7,351,103
    Furniture and fixtures                       1,162,300           1,134,866
    Leased property under capital
     leases and leasehold
     improvements                                  887,361             819,230
                                              ------------        ------------

                                                10,823,024          10,771,280

    Less: accumulated depreciation
     and amortization                           (6,622,285)         (6,424,380)
    Reserve on disposition of
     assets                                       (220,000)           (590,658)
                                              ------------        ------------
    Net property and equipment                $  3,980,739        $  3,756,242
                                              ============        ============


5.  Long-Term Debt
                                                    May 31,        November 30,
                                                     1996              1995
                                                 -----------       -----------
    Long-term obligations consist of:
      Mortgages payable                          $      --         $    36,299
      Term loan                                    4,668,750         5,706,250
      Revolving credit line                        2,830,620         3,119,620
      Unsecured notes payable, other                    --             144,000
    Capital lease obligations                        608,108           403,811
                                                 -----------       -----------
                                                   8,107,478         9,409,980
    Less:  Current maturities                     (2,295,314)       (2,837,279)
                                                 -----------       -----------
                                                 $ 5,812,164       $ 6,572,701
                                                 ===========       ===========

     In April, 1995 the Company entered into a permanent restructuring of its term-loan and revolving credit facilities with its bank. The term-loan amortization and maturities remained identical to the original agreements. A principal payment of this term loan was made in a lump sum payment of $2,075,000 in June, 1995. Twelve equal quarterly payments of $518,750 are due thereafter. Quarterly payments of $518,750 were made in September, 1995, December, 1995, March, 1996 and June 1996. The interest rate is LIBOR plus 3% or the bank's prime rate plus 1/2%. The Company has the right to choose which rate is to be utilized on a periodic basis. The interest rates can be reduced if certain financial ratios are met in the future. The 90 day LIBOR rate at May 31, 1996 was 5.4375%.

     At May 31, 1996 the Company borrowed $2,830,620 under the revolving credit facility; the unused portion of the line was $669,390. Based on borrowing limitations as set forth in the borrowing base calculation, the Company repaid $350,000 in December, 1995, $25,000 in January, 1996 and $14,000 in April, 1996.

FORM 10-Q

                       CANTERBURY CORPORATE SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (continued)

     The revolving credit line is secured by all accounts receivable, equipment, furniture and fixtures.

     Aggregate maturities on long-term debt for the next five years, exclusive of obligations under capital leases, are approximately $2,075,000, $4,905,620, $518,750, $0 and $0 respectively


6.   Capital Leases

     Capital lease obligations are certain equipment leases which expire in May, 1999. Future payments under capitalized leases together with the present value, calculated at the respective leases' implicit interest rate of approximately 9.5% to 10.5% at their inception, as of May 31, 1996 are as follows:

       Year ending November 30, 1996              $213,594
       Year ending November 30, 1997               270,823
       Year ending November 30, 1998               131,208
       Year ending November 30, 1999                62,005
                                                  --------
       Total minimum lease payments                677,630
       Less amount representing interest           (69,522)
                                                  --------
       Present value of long-term obligations
         under capital leases                     $608,108
                                                  ========


7.   Subsequent Events

     On July 1, 1996 the Company acquired the business of ProSoft, LLC of Charlotte, North Carolina for Canterbury Corporate Services, Inc. restricted common stock and the opportunity to earn additional restricted common shares over the next three years based on various levels of increasing profitability.

     ProSoft provides computer software training and consulting, both in its own classrooms and on-site to corporations in the Charlotte area.


Item 2.  Management's Discussion of Financial Condition and Results of
         Operations


Liquidity and Capital Resources

     Working capital at May 31, 1996 was $3,991,338. This level of working capital is expected to be maintained through Fiscal 1996; however, Landscape Maintenance causes some seasonality in consolidated cash flows. The spring season requires that Landscape Maintenance expend funds for labor and materials in advance of billings as the business gears up for the summer months. The cash shortfall will reverse itself in the late fall/early winter as the collection of receivables exceeds the cost of operations.

FORM 10-Q
                       CANTERBURY CORPORATE SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (continued)

     Two other factors will have a positive impact on consolidated liquidity. CALC/Canterbury should have a significant positive influence on overall cash flow for 1996. Strong margins coupled with the fact that receivables turn, on average, in approximately 40 days, will contribute to a strong working capital ratio. Also, as the vocational training segment becomes less of a significant portion of consolidated operations, the very slow receivable turn attributed to self-paying individuals will have less of a negative impact on overall liquidity.

     Management believes available working capital lines of credit, as well as the ability to raise money through equity funding will be sufficient to cover cash flow requirements for the Company for the next 12 months.

     Cash flow used in continuing operations for the six months ended May 31, 1996 was $(221,000) a decrease of $891,000 over the same period last year. This is attributable to the use of working capital to meet the demands of the snow removal and spring start-up for the business maintenance customers. Also, increased construction revenue resulted in an increase in business maintenance segment accounts receivable due to a longer collection cycle caused by retention and length of projects. Additionally, significant expenditures for staffing and course development were made in the second quarter for CALC/Canterbury. Gearing up to train on Windows 95 and other major new software products necessitated the need to invest for the latter part of Fiscal 1996 and beyond.

     From March through June 1996, the Company raised $1,671,386 net of applicable costs, through private placements of its common stock sold to foreign investors at prices ranging from $1.41 to $1.50. The equity raised was used for general working capital needs and to repay bank debt.

     The Company believes that the combination of cash provided by operating activities, as well as the ability to borrow from the unused portion of its credit line, will enable the Company to meet its liquidity needs in respect to its current operations for the next 12 months. There was no material commitment for capital expenditures as of May 31, 1996. Inflation was not a significant factor in the Company's financial statements.

     In 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and SFAS 123, "Accounting for Stock-Based Compensation." Both of these statements are required to be adopted by January 1, 1996. The Company does not expect that adoption of SFAS 121 and 123 will have a material effect on its consolidated financial position, consolidated statement of income, or liquidity. For further discussion, see Note 1 of the Notes to Consolidated Financial Statements.

Results of Operations

     Revenues

     Revenues for the six months ended May 31, 1996 increased by $263,000 (2%) to $14,173,000 over the same period last year. This net increase was due to the significant number of winter storms during the Winter of 1996. Hence, snow and ice removal revenues increased in the business maintenance services segment by approximately $1,624,000 over the same period last year.

FORM 10-Q

                       CANTERBURY CORPORATE SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (continued)

     Offsetting the increase in snow removal revenue was a decrease in vocational training revenues of approximately $1,040,000. This decrease is the result of the planned closings and downsizing of many of the Company's vocational training centers during 1995.

     Costs and Expenses

     Cost of sales expenses for the six months ended May 31, 1996 increased $510,000 (7%) over the same period last year. The increase was due to additional staffing and course development in the computer software training segment.

     Selling expense for the three and six months ended May 31, 1996 increased $148,000 (34%) and $193,000 (23%), respectively, over the same period last year. This was primarily due to an increase in staffing for the computer software training and management training segments. This increased staffing was employed to sell into new markets as well as expand existing markets.

     General and administrative expense for the three-month period ended May 31, 1996 increased $236,000 (14%) over the same period last year. This was due primarily to increased staffing at CALC/Canterbury and increased insurance costs at Landscape Maintenance Services.

     Interest income for the three and six months ended May 31, 1996 increased $38,000 and $110,000, respectively, over the same period last year. This was due to note receivable interest income generated by the sale of the discontinued operation.

     Interest expense for the three and six months ended May 31, 1996 deceased $55,000 and $102,000, respectively, over the same period last year. This was due to a reduction in principal balances of the Company's term loan and revolving credit facility.

     This quarterly report contains forward looking statements. The actual results might differ materially from those projected in the forward looking statements. Additional information concerning factors that could cause actual results to materially differ from those in forward looking statements is contained in this and other Canterbury Corporate Services, Inc.'s SEC filings, including periodic reports under the Securities Exchange Act of 1934, as amended, copies of which are available upon the request from the Canterbury investor relations departments.


                           PART II - OTHER INFORMATION

Item 1     Legal Proceedings
  None

Item 2     Changes in Securities
  None

Item 3     Defaults Upon Senior Securities
  None

Item 4     Submission of Matters to a Vote of Security Holders
  None

Item 5     Other Information
  None

Item 6     Exhibits and Reports on Form 8-K
             (a)     Exhibits:  None
             (b)     Reports on Form 8-K:  None

FORM 10-Q

                       CANTERBURY CORPORATE SERVICES, INC.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                CANTERBURY CORPORATE SERVICES, INC.
                                ---------------------------------------------
                                (Registrant)


                                By /s/ STANTON M. PIKUS
                                ---------------------------------------------
                                Stanton M. Pikus
                                President
                                (Chief Executive Officer and
                                duly authorized signer)


                                By /s/ KEVIN J. McANDREW
                                ---------------------------------------------
                                Kevin J. McAndrew, C.P.A.
                                Chief Operating Officer, Executive Vice
                                       President
                                (Chief Financial Officer and
                                duly authorized signer)

                                By /s/ MARC A. ORSIMARSI
                                ---------------------------------------------
                                Marc A. Orsimarsi. C.P.A.
                                (Chief Accounting Officer and
                                duly authorized signer)




July 11, 1996